UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2010 and December 31, 2009, and for the three-month periods ended March 31, 2010 and 2009

CONSOLIDATED BALANCE SHEET
As of March 31, 2010 and December 31, 2009
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and banks	196,509,524	158,043,109
Investments	524,887,545	467,697,236
Trade receivables	701,753,248	579,618,129
Other receivables	271,655,231	281,693,866
Inventories	32,643,258	42,628,748
Other assets	210,032,922	138,591,381
Total Current Assets	1,937,481,728	1,668,272,469

Non-Current Assets
Trade receivables	258,637,600	263,057,717
Investments	156,698,463	170,674,025
Other receivables	201,432,867	186,046,964
Inventories	20,718,495	19,727,736
Fixed assets	6,235,330,402	6,274,919,476
Intangible assets	285,198,714	297,564,513
Other assets	107,335,630	113,018,681
Subtotal Non- Current Assets	7,265,352,171	7,325,009,112
Goodwill	588,434,184	569,252,345
Total Non- Current Assets	7,853,786,355	7,894,261,457
Total Assets	9,791,268,083	9,562,533,926

Liabilities
Current Liabilities
Accounts payable	542,027,901	506,806,736
Financial debt	554,048,995	412,462,950
Salaries and social security payable	152,265,650	165,486,337
Taxes payable	237,046,886	203,170,182
Other liabilities	44,642,690	77,534,218
Provisions	63,895,000	62,813,000
Total Current Liabilities	1,593,927,122	1,428,273,423

Non- Current Liabilities
Accounts payable	78,381,575	80,625,236
Financial debt	1,705,698,595	1,703,992,392
Salaries and social security payable	58,642,613	56,691,091
Taxes payable	568,973,824	578,815,215
Other liabilities	700,699,306	631,307,457
Provisions	17,551,945	17,729,148
Total Non-Current Liabilities	3,129,947,858	3,069,160,539
Total Liabilities	4,723,874,980	4,497,433,962

Minority Interest	1,723,246,654	1,728,422,005
Shareholders´ Equity	3,344,146,449	3,336,677,959
Total Liabilities and Shareholders´ Equity	9,791,268,083	9,562,533,926

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF INCOME
For the three-month periods ended March 31, 2010 and 2009
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the three-months periods ended March 31,
	2010	2009

Sales	1,040,199,763	1,038,550,748
Cost of sales	(801,112,157)	(756,044,720)
Gross profit	239,087,606	282,506,028

Selling expenses	(50,669,378)	(45,722,140)
Administrative expenses	(86,690,470)	(74,485,462)
Goodwill amortization	(4,954,209)	(4,991,367)
Operating income	96,773,549	157,307,059

Financial and holding results
Generated by assets
Interest income	6,640,510	12,405,268
Taxes and bank commissions	(2,767,077)	(4,438,390)
Foreign currency exchange difference	17,213,850	48,990,987
Result of receivables measured at present value	8,034,405	4,215,386
Holding results on financial assets	(14,815,039)	25,546,697
Impairment of fixed assets and other assets	(431,064)	(16,625,672)
Other financial results	4,415,476	(206,782)
Generated by liabilities
Interest expense	(41,457,658)	(65,187,827)
Foreign currency exchange difference	(43,761,992)	(120,342,309)
Result from repurchase of financial debt	11,058,242	122,654,606
Taxes and bank commissions	(1,504,826)	(2,642,763)
Other financial results	(1,754,929)	(6,312,313)
Total financial and holding results	(59,130,102	(1,943,112)

Other expenses, net	5,561,960	(3,471,279)
Income before taxes and minority interest	43,205,407	151,892,668
Income tax	(26,649,725	(53,977,786)
Minority interest	(11,323,530)	(39,817,462)
Net income for the period	5,232,152	58,097,420

Earnings per share (Note 3):
Basic	0.0040	0.0428
Diluted	0.0036	0.0428

The accompanying notes are an integral part of these unaudited consolidated financial statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the three-month periods ended March 31, 2010 and 2009 (Unaudited)
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock

	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity

Balance as of December 31, 2008 (Audited)	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065

Reserve for Directors’ options	-	-	-	-	-	2,941,668	-	-	-	2,941,668

Acquisition of Company´s own shares	(72,034,328)	(72,034,328)	-	72,034,328	-	-	-	-	(70,274,987)	(70,274,987)

Net income for the three-months	-	-	-	-	-	-	-	-	58,097,420	58,097,420

Balance at March 31, 2009 (Unaudited)	1,327,733,718	1,327,733,718	1,507,437,729	198,460,524	3,033,631,971	29,416,678	10,908,766	5,163,169	122,925,582	3,202,046,166

Setting up / Reversal of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-

Reserve for Directors’ options	-	-	-	-	-	8,119,674	-	-	-	8,119,674

Acquisition of Company´s own shares	(13,422,823)	(13,422,823)	-	13,422,823	-	-	-	-	(14,355,551)	(14,355,551)

Distribution of dividends in advance	-	-	-	-	-	-	-	-	(15,771,731)	(15,771,731)

Net complementary income for the nine-months	-	-	-	-	-	-	-	-	156,639,401	156,639,401

Balance as of December 31, 2009 (Audited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	-	248,849,684	3,336,677,959

Reserve for Directors’ options	-	-	-	-	-	2,236,338	-	-	-	2,236,338

Net income for the three-months	-	-	-	-	-	-	-	-	5,232,152	5,232,152

Balance at March 31, 2010 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	39,772,690	16,659,952	-	254,081,836	3,344,146,449

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three-month periods ended March 31, 2010 and 2009

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the periods ended March 31,
	2010	2009

OPERATING ACTIVITIES
Net income for the period	5,232,152	58,097,420
Income tax	26,649,725	53,977,786
Interests accrued	7,089,580	36,634,932
Adjustments to reconcile net income to cash flows provided by (used in) operating activities
Depreciation of fixed assets	67,337,266	68,431,237
Amortization of intangible assets	5,938,223	5,708,690
Depreciation of other assets	5,683,051	5,683,052
Amortization of goodwill	4,954,209	4,991,367
Reserve for Directors’ options	2,236,338	2,941,668
Recovery of provisions, net	6,740,548	11,070,143
Result from repurchase of financial debt	(11,058,242)	(122,654,606)
Foreign currency exchange differences and other financial results	55,804,715	108,789,667
Impairment of fixed assets and other assets	431,064	16,625,672
Minority interest	11,323,530	39,817,462
Other	573,950	426,176
Changes in operating assets and liabilities
(Increase) Decrease in trade receivables	(96,518,952)	87,709,754
Decrease (Increase) in other receivables	8,626,848	(45,978,254)
Decrease (Increase) in inventories	9,474,482	(7,998,015)
Decrease (Increase) in other assets	44,443,869	(36,120)
Increase (Decrease) in accounts payable	30,028,768	(100,135,684)
Decrease in salaries and social security payable	(11,637,097)	(16,325,712)
Decrease in taxes payable	(6,801,489	(4,708,608)
Increase in other liabilities	47,197,976	54,431,590
Increase in provisions	1,082,000	2,828,000
Dividend payments to third parties by subsidiaries	(16,741,552)	-
Net cash provided by operating activities	198,090,962	260,327,617
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(138,633,250)	(219,843,980)
Payment for acquisition of companies, net of cash acquired	-	10,310,519
Proceeds from sale of short-term investments	14,510,364	27,521,402
Payment for acquisition of investments	(15,395,536)	(88,977,318)
Decrease in restricted cash and cash equivalents	17,224,583	82,127,314
Proceeds from the sale of fixed assets and other assets	-	419,451
Net cash used in investing activities	(122,293,839)	(188,442,612)
FINANCING ACTIVITIES
Dividends paid	(15,771,731)	(16,797,217)
Bank and financial borrowings	208,701,660	91,502,116
Payment of bank and financial debt	(135,769,526)	(98,129,691)
Acquisition of Company´s own shares	-	(70,274,987)
Net cash provided by (used in) financing activities	57,160,403	(93,699,779)
Net increase (decrease) in cash and cash equivalents	132,957,526	(21,814,774)

Cash and cash equivalents at the beginning of the year	435,851,011	395,209,631
Cash and cash equivalents at the end of the period	568,808,537	373,394,857

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1. BUSINESS OF THE COMPANY

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,000 MW, which accounts for approximately 7.4% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers some 10,139 km of lines of its own, as well as 6,109 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2,6 million customers throughout the northern region of Buenos Aires and the Northwest of Greater Buenos Aires, which is covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On 5 August 2009, the Securities and Exchange Commission (“SEC”), agency controller of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which will allow the public availability of such instruments in the foreign jurisdiction.

On 27 August 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs, each representing 25 ordinary shares.

On 9 October 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

On December, 29, 2009 the CNV approved the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the presentation of financial statements of public companies, which will become effective for fiscal years beginning after January 1, 2012.

On April 7, 2010, the Board of Directors has approbed an implementation plan for complying with such requirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Basis of consolidation

The unaudited consolidated financial statements include the accounts of the Company and Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Dilurey S.A. (“Dilurey”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIESA”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Pampa Renovables S.A. (“Pampa Renovables” formerly Inversora Güemes S.A.), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All significant intercompany balances and transactions have been eliminated in consolidation.

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting		Companies under indirect control /	Ownership interest and voting
	stock percentage		Companies jointly controlled	stock percentage
	03.31.10	12.31.09		03.31.10	12.31.09
Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	52.04	52.04
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00(4)	59.00(4)
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68(5)	89.68(5)
			Energía Distribuida S.A.	100.00(6)	100.00(6)
CIESA	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00
Inversora Ingentis	100.00	100.00	Ingentis S.A.	61.00	61.00
Pampa Generación	100.00	100.00
Pampa Renovables	100.00	100.00
Lago Escondido	100.00	-

Transportation
			Compañía de Transporte de
Transelec (2)	100.00	100.00	Energía Eléctrica en Alta Tensión	52.65	52.65
			Transener S.A.

Distribution
DESA (3)	100.00	100.00	Empresa Distribuidora y	51.54(7)	51.54
IEASA (3)	100.00	100.00	Comercializadora Norte S.A.

Others
Dilurey	100.00	100.00
Pampa Real Estate	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Petrolera Pampa	100.00	100.00

(1) Loma de la Lata and Powerco have control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% and 15.48% ownership interest, respectively, in its capital and voting stock. Loma de la Lata and Powerco are fully owned subsidiary of the Company.
(2) Transelec owns 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52.65% ownership interest in its capital and voting stock.
(3) DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.
(4) As of March 31, 2010, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company.
(5) As of March 31, 2010, in adittion the Company holds a direct 2.58% interest in CTG.
(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.
(7) See Note 10 to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these unaudited financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The unaudited consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

Comparative information

Balances as of December 31, 2009 and for the three months ended March 31, 2009 as set out in these unaudited financial statements for comparative purposes are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each period / year-end. Investments in corporate and government securities and mutual funds with an active market have been valued at their market price at each period / year end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Changes in market values of such instruments are included in the line of the statement of income “Financial and holding results”.

Financial trusts: Valued based on the market period / year end price of securities held by the trustee.

Deposits from purchasing or selling US$ Dollars at a future date and at a previously agreed-upon price are included as financial placements at the prevailing exchange rate for the period / year. Gain from this transaction is included in “Financial and holding results”.

Long-term

Guarantee bank accounts: non-current investments in debt securities have been valued at its market value at period / year-end. They have been classified as non-current as they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at period / year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at period / year end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Inventories, materials and spare parts

Inventories, materials and spare parts are stated at its replacement cost, which does not exceed their net realizable value at period / year end. Where necessary, an allowance is made for obsolete, slow moving or defective inventory.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consummed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets have been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the three-months periods ended March 31, 2010 and 2009, amounted to Ps. 41,244,461 and Ps.38,436,651, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments.

The recorded value of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Concession contract: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Preoperating and organization costs: As of December 31, 2009, they relate to general administration, study, evaluation and other costs related to the Ingentis and Petrolera Pampa projects. They were valued at acquisition cost. As of March 31, 2010, only costs related to Petrolera Pampa were maintained.

Other assets

Current

As of March 31, 2010, other current assets include the following assets to be disposed of by:

- Advances to suppliers for the acquisition of a turbine and associate equipment: the indirectly controlled company Ingentis S.A. arranged the cancellation of the contract for the adquisition of turbines and certain associated equipment for considering this to be the best available alternative under the technical and financial conditions that affected the original project. Therefore advances related to the turbines originally acquired and their related equipment were classified as other current assets. Such assets have been valued, according to the case, at its fair value attending to the agreement signed, whose performance is subject to compliance with certain supplier conditions and at its estimated recoverable value on the basis of the divested original cost. This transaction has generated no material income for the Company.

As of December 31, 2009, beside a portion of the assets mentioned in the preceding paragraph, other current assets included:

- Real property: during the year ended December 31, 2009 the subsidiary Pampa Real Estate decided to sell Frigorífico La Pampa property and signed a sale agreement for a total consideration of US$ 6,050,000. As of December 31, 2009 the Company valued this property at its net realizable value and recognized a holding gain of Ps. 12,196,568. Additionally, in February 2010, the sale was effective by conveying the ownership, generating an additional gain of Ps. 896,132 during the three-month period ended March 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Derivative financial instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at period / year end.. Changes in their fair value at each measurement date are charged to the statement of income under the line “Financial and holding results”.

Allowances and provisions

The Company provides for losses relating to accounts receivable. The allowance for doubtful accounts has been registered at the estimated recoverable value in order to correct and adapt the valuation of trade receivables and other doubtful accounts. Depending on the customer portfolio, the allowance is registered based on an individual recoverability analysis of the receivable portfolio (Generation segment) or it is calculated based on the historical collection of services billed through each period / year end and subsequent collections (Distribution segment).

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Shareholders´ Equity

The account “Treasury stock” represents the face value of Company´s own shares acquired, which, as of March 31, 2010 amounted to 211,883,347 Class A shares with a face value of Ps. 1, respectively. The acquisition cost of such shares amounted to Ps. 205,479,339 as of March 31, 2010 and it is disclosed by adjusting retained earnings (see Note 12).

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to sport market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission and (iii) transmission capacity. Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonusses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Income from the sale of plots of land is recognized upon granting possession.

Financial and holding results – Impairment of fixed and other assets

Financial and holding results are segregated into those generated by assets and those generated by liabilities.

Impairment of fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

As of March 31, 2010, the Company recognized a loss of Ps. 16,625,672, resulting from evaluating the recoverability of certain fixed assets earmarked for electric power generation projects that were affected by the international financial crisis.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

As of March 31, 2010, the Company recognized a valuation allowance over certain tax on assets credits recognized under Other Receivables for a total amount of Ps. 24,027,963, for estimating that these amounts paid will not be realized under the Company’s current business plans.

NOTE 3. EARNINGS PER SHARE

The Company has calculated basic earnings per share on the basis of the weighted average amount of outstanding common stock at March 31, 2010 and 2009, as follows:

	For the periods ended March 31, (Unaudited)
	2010	2009

Net income for the period	5,232,152	58,097,420
Weighted average amount of outstanding shares	1,314,310,895	1,356,853,182
Basic earnings per share	0.0040	0.0428

Furthermore, the Company has calculated diluted earnings per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the earnings per share, such dilutions will not be considered in calculations.

	For the periods ended March 31, (Unaudited)
	2010	2009
Net income for the period	5,232,152	58,097,420
Weighted average amount of outstanding shares	1,464,921,797	1,356,853,182
Diluted earnings per share	0.0036	0.0428

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows:

	For the periods ended March 31, (Unaudited)
	2010	2009

Weighted average amount of outstanding shares for basic earnings per share	1,314,310,895	1,356,853,182
Number of shares to be added if all the options granted are exercised	150,610,902	-
Weighted average amount of outstanding shares for diluted earnings per share	1,464,921,797	1,356,853,182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF MAIN BALANCE SHEET ACCOUNTS

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
Trade receivables
Current
Receivables from energy distribution	407,997,000	398,109,000
Receivable from Argentine Wholesale Electric Market ("WEM")	93,967,254	68,799,504
Compañía Administradora del Mercado Mayorista Eléctrico S.A.
("CAMMESA"):
- Generation	86,415,734	16,647,547
- Transmission	36,506,958	38,671,355
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	69,007,875	53,538,852
Debtors in litigation	15,702,694	15,596,694
Related parties	356,436	345,256
Other	22,087,096	15,137,581
Subtotal	732,041,047	606,845,789
Allowance for doubtful accounts	(30,287,799)	(27,227,660)
	701,753,248	579,618,129
Non-current
Receivables from energy distribution	63,041,000	87,047,000
CAMMESA - Generation	616,083	616,083
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	195,241,148	175,511,766
Other	144,164	287,663
Subtotal	259,042,395	263,462,512
Allowance for doubtful accounts	(404,795)	(404,795)
	258,637,600	263,057,717

Other receivables
Current
Tax credits
- Value added tax	166,563,645	149,887,452
- Tax on gross sales	7,059,442	7,060,165
- Income tax	10,754,787	10,151,096
- Other tax credits	6,226,329	4,466,697
Advances to suppliers	26,728,530	26,468,078
Advances to employees	10,797,232	6,975,882
Related parties	1,944,987	1,619,805
Prepaid expenses	15,629,977	19,877,528
Other debtors from energy distribution	20,489,000	18,544,000
Judicial deposits	73,201	14,332,568
Other	16,305,642	30,668,742
Subtotal	282,572,772	290,052,013
Valuation allowance on other receivables	(10,917,541)	(8,358,147)
	271,655,231	281,693,866

(1) Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (WEM).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
Other receivables (continued)
Non-current
Tax credits:
- Tax on assets	73,279,331	55,222,884
- Deferred tax asset	125,175,227	111,187,025
- Other tax credits	26,898,517	40,955,677
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	3,514,995	3,496,519
Prepaid expenses	1,379,000	1,444,041
Other	796,331	543,818
Subtotal	234,696,736	216,503,299
Valuation allowance on other receivables	(33,263,869)	(30,456,335)
	201,432,867	186,046,964

Accounts payable
Current
Suppliers	476,865,642	433,373,825
CAMMESA	21,117,159	19,553,967
Fees and royalties	2,837,189	2,099,074
Related parties	29,978	467,754
Deferred income	4,806,882	4,321,336
Customer advances	35,730,866	46,016,761
Other	640,185	974,019
	542,027,901	506,806,736
Non-current
Suppliers	2,484,000	2,675,000
Deferred income	2,884,423	2,930,737
Customer guarantees	45,340,000	44,179,000
Customer advances	27,673,152	30,840,499
	78,381,575	80,625,236

Financial debt
Current
Financial loans	95,191,129	107,393,616
Bank overdrafts	293,400,172	144,141,103
Corporate bonds	23,988,107	18,538,216
Short-term notes	76,037,684	83,992,807
Accrued interest	49,509,453	45,012,680
Financial derivative instruments	15,662,000	6,001,000
Related parties	260,450	7,383,528
	554,048,995	412,462,950
Non-current
Financial loans	105,652,537	62,361,103
Corporate bonds	1,599,999,269	1,641,516,156
Related parties	46,789	115,133
	1,705,698,595	1,703,992,392

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
Taxes payable
Current
Provision for income tax, net of witholdings and advances	91,974,128	67,048,008
Provision for tax on assets, net of witholdings and advances	5,612,105	6,297,019
Value added tax	55,892,592	52,155,874
Municipal, provincial and national contributions	36,000,438	30,296,316
Municipal taxes	25,213,724	24,733,000
Income tax withholdings to be deposited	4,961,178	10,341,065
Other	17,392,721	12,298,900
	237,046,886	203,170,182
Non-current
Deferred tax liabilities	541,909,861	542,096,387
Value added tax	15,294,939	16,201,106
Other	11,769,024	20,517,722
	568,973,824	578,815,215

Other liabilities
Current
Expenses accrued	28,982,830	26,275,640
Related parties	-	15,217,857
Dividends payable	-	15,771,731
Other	15,659,860	20,268,990
	44,642,690	77,534,218
Non-current
ENRE fines and bonuses (1)	390,322,000	377,456,000
Programme of rational use of energy	278,121,000	233,319,000
Other	32,256,306	20,532,457
	700,699,306	631,307,457

(1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad ("ENRE") in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the periods ended March 31, (Unaudited)
	2010	2009

Sales
Generation	396,141,352	405,364,120
Transmission	70,196,525	77,530,090
Distribution	573,497,000	551,924,000
Other	364,886	3,732,538
	1,040,199,763	1,038,550,748

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
Conciliation of cash and cash equivalents
Cash and banks and current investments	721,397,069	501,981,180
Non equivalent cash investments
Time deposits and other securities	(47,097,048)	(17,831,633)
Government securities	-	(21,386,972)
Corporate securities	-	(26,821,032)
Shares in other companies	(66,222,841)	(47,516,051)
Mutual funds	(20,084,801)	-
Trusts	(19,183,842)	(15,030,635)
Cash and cash equivalents	568,808,537	373,394,857

NOTE 5. INCOME TAX

The breakdown of deferred tax assets and liabilities is as follows:

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)

Tax loss-carryforwards	114,663,295	95,806,701
Investments	8,503,228	8,547,297
Trade receivables	(53,556,733)	(31,943,548)
Fixed assets	(620,399,585)	(615,076,854)
Intangible assets	(1,462,273)	(1,342,341)
Other assets	(3,823,562)	(7,201,456)
Financial debt	(23,416,144)	(24,722,223)
Salaries and social security payable	4,468,372	4,159,453
Other liabilities and provisions	158,302,221	139,138,841
Other	(13,453)	1,724,768
Net deferred tax liability	(416,734,634)	(430,909,362)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the periods ended March 31, (Unaudited)
	2010	2009

Income before taxes and minority interest	43,205,407	151,892,668
Current tax rate	35%	35%
Result at the tax rate	(15,121,892)	(53,162,434)

Goodwill amortization	(1,733,973)	(1,746,978)
Reserve for Director´s options	(782,718)	(1,029,584)
Non-taxable income	5,094,930	11,279,170
Other	(6,816,158)	(4,703,235)
Subtotal	(19,359,811)	(49,363,061)
Expiration of tax loss-carryforwards	(1,160,644)	(461,887)
Valuation allowance of tax on assets credit	(2,161,798)	-
Change in valuation allowance for tax loss carryforwards	(3,967,472)	(4,152,838)
Total income tax expense	(26,649,725)	(53,977,786)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. SUBSIDIARIES FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of March 31, 2010 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount	Repurchased amount	Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands			in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000	91,852	128,148	2,040	8.875%	2016
	At par at variable rate	Dec-20-05	US$	12,397 (1)	9,322	3,075		3% a 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656	-	12,656	-	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048	64,761	15,287		3% a 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000	71,310	148,690		10.50%	2017
	At par at variable rate	May-07-09		$75,700	-	75,700	-	Badlar private + 6.75%	2013
EASA	At par at fixed rate	Jul-19-06	US$	12,874 (2)	234	12,640		3% a 5% (incremental)	2017
	At adiscount at fixed rate	Jul-19-06	US$	79,224 (2)	78,095	1,130	-	11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069	1,547	4,522	-	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030	18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299 (2)	22,137	167,162	8,936	11.25%	2015
Central Piedrabuena	Short-term note	Aug-13-09		$25,215	-	25,215	-	Badlar private + 4.70%	2010
	Short-term note	Oct-26-09		$48,380	-	48,380	-	Badlar private + 3.00%	2010

(1) Corresponds to the remaining amount as of December 31, 2008.

(2) Include interests capitalized after the issue. The repurchased amounts were adjusted for interests capitalized, if correspond.

During the three-months period ended March 31, 2010, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 24,5 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 11,1 million disclosed in the line “Result of repurchase of financial debt” in financial and holding results generated by liabilities. From the initial repurchases in 2008 and up to the date of these unaudited financial statements, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of US$ 357,5 million, of which as of March 31, 2010, US$ 281,3 million were still maintained in treasury, while the remaining amount has been redeemed.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV, however, no debt has been issued.

CAMMESA’s financing to Transener and Transba

On May 12, 2009, Transener and Transba executed with CAMMESA a financing agreement for an amount of up to Ps. 59,7 million and Ps. 30,7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107,7 million and Ps. 42,7 million, respectively.

As provided by such agreement and its extension, proceeds are to be used to finance the investment plan and for the operation and maintainance of the high-tension transportation and trunk distribution system currently in progress and scheduled to be completed by 2010. Funds will be disbursed partially based on the works progress as documented by the Company and subject to CAMMESA’s available funds as instructed by the Energy Secretary (“SE”). This debt will be reipaid after a 12-month grace period computed from the date of the last distribution received or two years after the agreement is executed, whichever is earlier in 18 monthly installments. Also, the loan may be settled in advance in the event ENRE decided to make retroactive payments owed to the Company for cost variations not recognized as from 2005.

Under the agreement and its extension, Transener and Transba have also assigned as a guarantee in favor of CAMMESA 30% of its receivables due to the operations on the WEM. The revenues from the license fee to operate and maintain the so-called Forth Line have been excluded from the assignment to Transener.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repaid existing outstanding Corporate Bonds with maturity in 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Edenor Debt Issuance

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the global medium term corporate notes issuance program.

On May 7, 2009, Edenor issued Ps. 75,7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes will pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

Net proceeds from placing the notes were be used to finance the capital expenditures plan of Edenor.

Derivative financial instruments

During the year ended December 31, 2008, Edenor executed transactions with derivative financial instruments to ensure the exchange rate of cash flows related to three maturities of interest on financial debt, Corporate Bonds at par at fixed interest rate and Corporate Bonds Class No. 7, for US$ 2,4 million and US$ 11,6 million, respectively, through December 2009.

These instruments were assuring against the fluctuation of exchange rate in connection with US$ financial obligations which Edenor must cancel in the maturities of interest that were operating between October 2008 and December 2009.

Since these transactions have not been designated as hedge instruments, Edenor has accounted for these derivative instruments at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities with changes in the financial results, in the statement of income.

As of December 31, 2009, that transaction had been fully settled and there were no remaining unpaid balances.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to: (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (among others, payments of dividends, fees to shareholders, banned investments).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31,7 million and Series B Corporate Bonds amounting to US$ 21,9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convetible US$ dollar-denominated Corporate Bonds up to US$ 34,8 million. CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. on July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

- Issued US$ 22,0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);
- Paid US$ 8,9 million in cash to the holders that exercised this option; and
- Paid US$ 0,3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

- Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtness.
- Incur in additional debt as long as the debt ratio of its outstantding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).
- Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

As of March 31, 2010, CTG has not issued any class and/or series of corporate bonds under this Programme.

Central Piedra Buena S.A.

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Additionally, on February 26, 2009, the General Ordinary and Extraordinay Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the year ended December 31, 2009, CPB issued three VCP series under this program, for a total amount of Ps. 95,345 millions. Their terms are detailed in the table at the beginning of this note, which are in force as of March 31, 2010.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 224 millions). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88,2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66,5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

Authorization for the issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%. The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interes portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by PESA (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Dilurey executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for a face value of US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011. This option is no longer effective since those bonds were sold by the counterparty in January 2010.

Amendments to covenants of Corporate Bonds

At the Extraordinay Corporate Bond Holders´ Meeting held On March 23, 2010, CTLL completed the process to amend certain restrictive corporate bonds covenants. The main amendments are described below:

- Any present or future equity interest of any CTLL subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it apply as an Allowed Investment.
- Allowed indebtedness is increased from US$ 25 million to US$ 60 million.
- Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.
- Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.
- Certain agreements were amended to avoid being applied to the company’s subsidiaries.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50,000,000, or equivalent amount in other currencies. Loma de la Lata is in process of registering the program in CNV.

Inversora Nihuiles and Inversora Diamante

Financing of the acquisition of participation in Inversora Nihuiles and Inversora Diamante

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4,900,000. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

NOTE 7. SUBSIDIARIES REGULATORY FRAMEWORK

Generation

The Company and its subsidiaries generate energy which, through the SADI (“Interconnected System”) is directly sold to the “WEM” at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with generation supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (“ES”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Restrictions on spot prices Energy - Secretariat Resolution 240/2003

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas. The difference between the CVP and the Node Price of the thermal machine in operation is included as Temporary Dispatch over cost (“Stabilization FundSub-account”). Additionally, in case of restrictions to the demand, the maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company’s financial position and its subsidiaries as they carry consolidated receivables documented by CAMMESA, under LVFVD (Sales Settlements with Due Date to be Defined).

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the Energy Secretariat invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in a combined cycle project, payable once all new combined cycles to be built with the financing of FONINVEMEM were operational.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with the object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

The portion of LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBO + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants, expected for the first quarter to 2010.

In January and February 2010, Sociedad Termoeléctrica Manuel Belgrano S.A.and Sociedad Termoeléctrica José de San Martín S.A. plants were commercially authorized, respectively; whereupon, as from March and April 2010, respectively, the Company started to collect the first installment of the previously mentioned receivable. As of the issuance date of these financial statements, the Company has not been confirmed the conversion into US$, hence receivable have been kept at original value.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through March 31, 2010, net of the realized collections if applicable, add up to Ps. 107,4 million approximately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment.

Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energía Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

Committed Supply Agreements

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of WEM Committed Supply Agreements with generating agents, related to the repair and or repowering of generation groups. and/or related equipment. This applies to those WEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

As of March 31, 2010, under such agreements, the subsidiaries companyes partially collected from CAMMESA its consolidated receivables accrued during 2008. The outstanding balance of 2008 LVFVD and those accrued during 2009 and the three months period ended March 31, 2010, plus interest accrued as of March 31, 2010 add up to approximately Ps. 171,6 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators in connection with their LVFVD accumulated and to be accumulated between January 1, 2008 and December 31, 2009 (in some cases extended to December 31, 2010), either in fully or in part, depending on CAMMESA’s availability of funds. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties. Due to the assignments carried out during the period ended March 31, 2010, the Company has recorded income for Ps. 3,964,500, under financial and holding results.

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´ economic and financial situation as of March 31, 2010, were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Energy Plus - ES Resolution No. 1,281/06

The Energy Secretariat approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:
- Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
- Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.
- The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).
- The New Agents joining the system must contract their whole demand under the Energy Plus service.
- For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MW. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire NetEffective Power of the extension with various agents from the Forward Market (“MAT”).

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 -2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009. The natural gas prices established for December 2009 has not as yet been changed during the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

• Gas-oil/Diesel Oil Generation: Ps. 8.61/MW
• Fuel Oil Generation: Ps. 5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh. If the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM. If the unit was not available, the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM. This compensation will be considered as subsection (c), section 4, S.E. Resolution No. 406/03 for its payment. The Procedure shall be in effect during the winter periods of 2009 through 2011.

Thermal generation companies controlled by the Company formally subscribed to these Procedures.

The procedure was implemented in March 2010, receiving the previously mentioned compensations as regards the operation of the winter of 2009, which stood at Ps. 17.3 million related to three thermal generation plants belonging to the Company and its affiliates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Agreement Minutes with the Renegotiation and Analysis of Utility Contracts Unit (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Agreement Minutes, (i) a Comprehensive Tariff Review (“RTI”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Thus, since 2006, Transener requested to the ENRE the fulfillment of the obligations assumed in the Agreement Minutes, stating the on-compliance by such agency with the commitments established in the Memorandum Agreement, the serious situation resulting from such noncompliance, and Transener´s decision to continue with the Comprehensive Tariff Review, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the Comprehensive Tariff Review process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Agreement Minutes as regards the terms and investments to be made.

On April 9, 2007 Transener made a new presentation to the ENRE, stating non-fulfillment of the obligations assumed in the Agreement Minutes by the latter and the serious situation arising from such non-fulfillment. Furthermore, the ENRE was requested to immediately regularize the Comprehensive Tariff Review process, and issue administrative acts aimed at recognizing in the tariff the cost increases occurred after the signing of the Agreement Minutes. In the case of Transba, on April 10, 2007 a note similar to that submitted by Transener was presented to the ENRE, which was subsequently submitted on May 28, 2007.

On June 29, 2007, the ENRE formally requested Transener and Transba to submit their tariff proposals based on the terms outlined in the respective Agreement Minutes and section 45 of Law No. 24,065 and related provisions. Therefore, in September, both companies submitted their tariff and regulatory proposals to the ENRE for the five-year period 2008/2012, updating the information submitted in August 2005.

In spite of this, ENRE did address the requested tariff requirements by Transener SA. and Transba S.A. under the RTI.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener S.A. and Transba S.A., respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In December 2008, both companies filed the information regarding the rate requirements requested by ENRE in notes 83,199 and 83,200 to be analyzed and to define in the new rate schedule prior to holding the Public Hearing.

However, as of March 31, 2010, ENRE had not yet summoned any Public Hearing as instructed by ES by Resolution Nos. 869/08 and 870/08, by which a new rate schedule had to be issued in February 2009. Consequently, a new complaint was made to such ES, ENRE and UNIREN, stating the lack of determination of the new rate schedule. In October 2009, constitutional rights protection actions were filed against ENRE for the delay in calling a public hearing and carry out the RTI process.

Lastly, as a result of the increase in labor costs arising from the application of Decree No. 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could derive in an impairment of their rights.

In that sense, by means of ES brief 897 of July 29, 2008, the Energy Secretariat instructed ENRE to enforce covenants 4.2, 4.3 and 11.1 of the Memorandum of Understanding even partially issuing ENRE the Resolutions Nos. 327/08 and 328/08 adapting Transener’s and Transba’s compensation by about 23 and 28%, respectively, effective as from July 1, 2008.

That represented to a two-fold non-compliance with the Memorandum of Agreement. Firstable, because the adjustment was not applied from the beginning of each of the six-month period elapsed and the adjustment percentage provided did not reflect the actual cost variations occurring between December 2004 and December 2009.

Therefore, presentations were filed with the ENRE to determine the rate of adjustment currently collected by the companies based on the variations of costs incurred as of December 31, 2009, in their exact magnitude and impact. To date, the Companies have had no reply and it is expected to continue with their judicial claims.

To date, the companies have not received any answers from regulatory authorities; however, they will continue filing complaints with the respective courts of law.

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Agreement Minutes signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Agreement Minutes contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (“VAD”) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the complaints filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Agreement Minutes by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Agreement Minutes signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the Comprehensive Tariff Review becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by EDENOR for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No.25,957 and the amounts corresponding to the Cost Monitoring Mechanism (“MMC”) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (PUREE) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%.

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

The MMC rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the Programa de Uso Racional de la Energía Eléctrica (“PUREE”) (rational electric power use program), as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56%.

On the other hand, on March 31, 2010, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	MMC Adjustment
November 2007 – April 2008	5.791%
May 2008 – October 2008	5.684%
Noviembre 2008 – Abril 2009	5.068%
May 2009 – October 2009	5.041%

As of the issuance date of these financial statements, such adjustments are pending of approval by ENRE.

On the other hand, on July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Furthemore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. Apart from the new seasonal reference prices for energy and power, the aforementioned mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them and against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter. On July1, 2009, Edenor was serviced notice of the action under the proceedings by the ombudsman “Defensor del Pueblo de las Nación c/ E.N Res. N° 1,169 y Otros s/ proceso de conocimiento” [ombudsman vs. E.N Res. No. 1,169 et al in re: test case] which was answered in due time and manner. On November 27, 2009, and within the framework of this case, the hearing court resolved to reject the summons of the CAMMESA as a third-party defendant, requested by Edenor and Edelap S.A. In a timely manner and considering that the said decision causes an irreparable harm, Edenor filed an appeal against it, which as of the date of these financial statements, has not been granted.

On August 14, 2009, the ES issued Resolution No. 652/09 establishing the suspension of reference market prices of energy set forth in sections 6, 7 and 8, Resolution No. 1,169/08 and established new values for the periods June-July 2009 and August-September 2009, reinstating the partial grants to the electricity generation sector. Furthermore, reference market prices of energy remained unsubsidized on the market for June and July 2009 and for the quarter August-October 2009.

Consequently, on August 18, 2009, Edenor was notified of ENRE Resolution No. 433/2009, by which the Rate Schedule values were approved and became effective as from billing those periods starting as from June 1 and August 1, 2009, respectively. Additionally, the values of the Rate Schedule with unsubsidized full tariffs were approved to become effective as from July 1, 2009. Such resolution instructed the distributors to issue new bills consumption of users subject to this last act under ENRE Resolution No. 628/2008.

On September 29, 2009, Edenor was notified of ENRE Resolution No. 469/09, by which ENRE approved the values of the electricity rate schedule, with unsubsidized full tariffs effective as provided by section 7, ES Resolution No. 652/09.

On October 26, 2009, Edenor was notified of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed with the consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the Energy Department and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and f) null and unconstitutional the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the comprehensive rate review process. To date, the hearing court has entered no ruling in such connection. The complaint was answered by Edenor within the contemplated legal time period and in due manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

As indicated above, challenged rate hikes except for that granted by ENRE Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

As regards to the beginning of the RTI process, ENRE has started it and on November 12, 2009, Edenor submitted a revenues requirement proposal for the new period justifying the grounds and criteria of such request.

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/2007. Additionally, Edenor’s controlling shareholder, Electricidad Argentina S.A., is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants have already answered the notice of the complaint served upon them.

Furthermore, on March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF CONTRACT” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon the Company.

The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants.

NOTE 8. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

On March 9, 2006, the Provincial Executive Branch, through the Ministry of the Environment and Public Works, issued Decree No.334, whereby it was agreed the sale of 37% of Hidroeléctrica Nihuiles capital stock, represented by Class C shares, to institutional minority investors of the Province of Mendoza, by means of a procedure guaranteeing that none of the purchasers of this class of shares could hold more than 5% of the capital stock and none of the holders of Class A shares could hold any other classes of shares. The same decree authorized the Ministry of the Environment and Public Works and Finance to carry out the pertinent formalities to confirm the irrevocable sales mandate granted by the holder of Class B shares to the Provincial Government. On June 7, 2006, the legislature of the Province of Mendoza ratified Decree No. 334 dated March 9, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. (CONTINUED)

On July 5, 2007, through Decree No. 1,651/07 the Executive Branch of the Province of Mendoza instructed the Ministries of the Environment and Public Works and Finance of the Province to call a Public Bid for Stock Broker Companies, Stock Markets and Financial Institutions specialized in operations for the implementation and sale of shares in capital markets in order for them to submit a proposal for assisting the Province of Mendoza in the process that will be necessary to carry out to sell the Class C and, as the case may be, the Class B shares in Hidroeléctrica Los Nihuiles S.A., as established by Decree No. 334/06 and ratified by Law No. 7,541.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbids the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Section ten of the Adjustment Agreement executed with the Grantor of the the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. (CONTINUED)

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

As of March 31, 2010 and December 31, 2009 short-term and long-term investments balances include current bank accounts, guarantee trusts for a total amount of Ps. 97,461,160 and Ps. 111,960,474, respectively, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

NOTE 9. FINANCIAL TRUST AGREEMENT

On September 30, 2008, Edenor executed an irrevocable and discretional trust agreement with Macro Bank Limited. By organizing the trust, Edenor assigns the management of certain liquid assets for an initial amount of up to US$ 24 million, which will be subject to the trust. Such agreement was executed for 20 years.

On September 3, 2009, the financial trust was dissolved, giving rise to its liquidation and transferring its assets to Edenor.

NOTE 10. ACQUISITIONS

Acquisition of own shares from Edenor

As a result of the two own share acquisition processes, Edenor acquired, in the fiscal year 2008, 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6,1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor.

Acquisition of an additional interest in Edenor

As of March 31, 2010, Dilurey holds 12,023,839 ordinary class B shares issued by Edenor and 1,120,163 ADRs (equivalent to 22,406,260 shares), acquired in various market transactions, equivalent to 3.84% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Investment project for oil and gas production

On January 21, 2009, the Company constituted Petrolera Pampa, and directly and indirectly controls 100% of the capital stock of Petrolera Pampa.

On November 19, 2009, Petrolera Pampa accepted an offer received from YPF S.A. (“YPF”) to carry out an investment agreement in the exploitation area known as “Rincón de Mangrullo” that is part of the area Cuenca Neuquina IX located in the Province of Neuquén where YPF holds an exploitation concession.

Under the previously mentioned agreement and subject to complying with certain conditions precedent, Petrolera Pampa shall make investments in the area for a maximum amount of US$ 29,000,000 in exchange for the assignment by YPF of certain rights and obligations, including the right for over 50% of oil and gas production extracted from the area covered by the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. (CONTINUED)

Due to certain additional investments, Petrolera Pampa shall also have the option to acquire a portion or the entire natural gas production entitled to YPF under its interest in the area.

The purpose of such agreement for the Company is to contribute to ensuring the natural gas supply by its subsidiary Central Términa Loma de la Lata. Performing the agreement and the potential exercise of the previously mentioned option could represent up to 11% of the natural gas consumption of Loma de la Lata.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a power plant fueled by natural gas through the installation of two natural gas turbine-generators with a capacity combined of approximately 205.8 MW of power. This project will be carried out by Ingentis whose capital is comprised 39% by the Province of Chubut and 61% by Inversora Ingentis.

Inversora Ingentis Shareholders’ Meeting held on October 11, 2007 increased the capital stock of Inversora Ingentis to Ps.125,020,000, represented by 12,510,000 class A common stock held by Emgasud, 12,510,000 class B common stock held by its subsidiary, Dilurey, 50,000,000 non-voting preferred stock held by Dilurey. and 50,000,000 non-voting preferred stock held by the Company.

On May 13, 2008, the Ordinary Shareholders’ Meeting of Inversora Ingentis S.A. approved a new capital increase of Ps. 62,500,000, by issuing 31,250,000 Class “A” of common stock subscribed by Emgasud and 31,250,000 Class “B” shares of common stock subscribed by the Company.

On October 2, 2008, the Company and Dilurey executed a share purchase agreement by which they would transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Dilurey (the “Purchase Agreement”).

To secure compliance with their obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should have complied with their respective obligations under the Purchase agreement by January 5, 2009. However, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transferred the Shares to the Company, and (iii) delivered the Promissory Note to the Company.

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A., which own 61% of the shares of Ingentis, hence the Province of Chubut is the owner of the remaining 39%.

For this transaction, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

Considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 23,422,864 related to the portion attributable to identified nonmonetary assets.

On December 30, 2009, the Company and Dilurey entered into an agreement to purchase Inversora Ingentis’s shares by which the latter transfers the ownership of 9,515,000 book entry shares of preferred stock of Inversora Ingentis for a face value of Ps. 1 each, without voting rights. The purchase price was agreed upon at US$ 2,500,000 and it is related to the estimated market value for such shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. (CONTINUED)

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA, companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 1.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholders agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

NOTE 11. RECOVERY OF THE STREET LIGHTING AND CLEANING AND WASTE REMOVAL ASSESSMENT (“ABL”)

The Company carried a current liability for the unpaid ABL generated by a property that the Company transferred to its affiliate PRESA in December 2007 and that was originated due to a tax valuation carried out by the Buenos Aires City (“GCBA”) that the Company challenged in court.

In September 2003, the Company filed a case seeking to: i) challenge the tax valuation, ii) seek the annulment of this valuation and iii) establish by a court-ordered procedure the property valuation to apply it retroactively to October 30, 2001, date on which the tax valuation was challenged in administrative courts.

The court hearing the case allowed the tax valuation challenge brought forward by the Company and declared the annulment of the DGR’s (Buenos Aires tax office) that established the new tax valuation.

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and issued debt slips for 1998 through 2010 which were settled after the current year-end.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

As a result of this determination, the Company registered an income of Ps. 7,574,873 included in “Other expenses, net” in the Statement of Income.

NOTE 12. COMMON STOCK

At March 31, 2010 the Company had 1,526,194,242 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, who by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, as of December 31, 2009, the Company acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is disclosed as a deduction of retained earnings. The market price of such shares as of period-end amounted to Ps. 364,439,357.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12. (CONTINUED)

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions No. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock (see note 14).

NOTE 13. PROFIT DISTRIBUTIONS

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 18, 2009, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,314,331 (which net of dividends related to own shares amounted to Ps.15,771,731), which is equivalent to 0.012% to the face value of each outstanding share and whose ratification will be submitted to the next Shareholders’ Meeting. The payment of dividends in advance was made on March 26, 2010, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

This dividend was approved later by the Ordinary Shareholders’ Meeting (Note 19).

NOTE 14. OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14. (CONTINUED)

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of September 30, 2009 the equity reserve amounts to Ps. 35,3 million.

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014. In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

As a consequence of the abovementioned amendments, the Company has determined an additional charge of Ps. 44.7 millions to be recorded through the term of the new amendment agreement to the Opportunities Assignment Agreement.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of March 31, 2010 the equity reserve amounts to Ps. 39,772,690.

NOTE 15. COMMITMENTS AND CONTINGENCIES

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees).

The Company based on its legal and tax advisors considers that there are solid grounds to defend its original position as to the exemption to pay asset tax. The Company has however decided to adhere to the new Tax Regularization System – Law No. 26,476, which will allow among other the following benefits: (i) rebating interest; (ii) remitting fines; (iii) exonerating from any criminal tax case that may derive from periods that have been settled; (iv) taking capital that has been settled for payments towards the next income tax return, reducing the financial tie-up, and; (v) deducting compensatory interest arising from adhering to the income tax amnesty related to the 2009 fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. (CONTINUED)

Law No. 26,476 established a tax regularization program whose general terms are:
- Remission of fines and sanctions not already imposed upon adhering to the program;
- Remission of compensatory and punitive interest on the amount exceeding by 30% the capital owed;
- 6% payment towards the amount owed upon adhering to the program;
- The resulting amount in up to 120 monthly installments bearing interest at 0.75% per month.
- 30% to 50% reduction in tax agents' and tax authority representatives’ fees.

CTG has decided to adhere to such program recognizing a liability of Ps. 17,1 million, which was paid in May 2009. In this relation, CTG recorded a tax on asset credit of Ps.11,9 million and an interest expense of Ps. 5,2.million As of December 31, 2009, Ps. 10,2 million of this credit was used compensating 2008 income tax obligations and the remaining Ps. 1,6 million is included in other current receivables.

Edenor tax complaints

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a complaint against Edenor in the amount of Ps. 51,2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the complaint. At December 31, 2003, the amount of surcharges and interest accrued on the complaint, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional complaint for Ps. 4,0 million, without including surcharges, interest or penalties accrued. The complaints are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7,290/67 and 9,038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax complaint against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9,3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such complaint is suspended. Edenor has established a provision for contingencies of Ps. 38,8 million, which includes principal and interest, in relation to this complaint. However, during April 2009 and in this connection, Edenor decided to adhere to Law No. 26,476, which reduced the obligation to Ps. 12,1 million and recognized a gain, during the fiscal year 2009, of Ps. 23,4 million, net of fees and costs for the process of withdrawal of the original cause.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The complaint amounted to Ps. 7 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14,0 million to cover penalties that could derive from such charges. As of December 31, 2009, the service was totally restored.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. (CONTINUED)

Edenor environmental complaints

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge ordered a preliminary attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.

On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge ruled the definitive acquittal for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Prosecutor’s Office (Ministerio Público) before the First Court of the Federal Circuit of San Martín, which rejected the appeal as well.

The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office’s Office filed with National Criminal Appellate Court an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, such Court “dismissed the extraordinary appeal filed by the Prosecutor’s Office’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office’s Office filed an appeal to the Federal Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. As of the date of issuance of these financial statements, the appeal is being analyzed by the Supreme Court.

Edenor has not established any provision for contingencies in its financial statements for this complaint, since Edenor´s management and its legal advisors consider that is a strong probability that the appeal will be rejected and the judgment ordering the acquittal of all defendants will be confirmed.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these complaints and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1,957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor.

However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the complaint alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008.

No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16. SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación, Lago Escondido y Pampa Renovables and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the three-months period ended March 31, 2010 and 2009:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16. SEGMENT INFORMATION (CONTINUED)

Unaudited Consolidated Statement of Income information at March 31, 2010

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	396,141,352	70,196,525	573,497,000	-	-	1,039,834,877
Intersegment sales	1,835,142	80,230	-	33,203	(1,583,689)	364,886
Total sales	397,976,494	70,276,755	573,497,000	33,203	(1,583,689)	1,040,199,763
Cost of sales	(314,700,674)	(54,854,140)	(431,620,406)	(17,167)	80,230	(801,112,157)
Gross profit	83,275,820	15,422,615	141,876,594	16,036	(1,503,459)	239,087,606
Administrative expenses	(23,129,571)	(9,692,534)	(47,923,096)	(7,440,340)	1,495,071	(86,690,470)
Selling expenses	(4,094,291)	-	(46,537,000)	(38,087)	-	(50,669,378)
Amortization of goodwill	(3,807,517)	237,297	(1,383,989)	-	-	(4,954,209)
Operating income (loss)	52,244,441	5,967,378	46,032,509	(7,462,391)	(8,388)	96,773,549
Financial and holding results
Generated by assets	19,889,305	611,427	12,833,142	(6,782,624)	(8,260,189)	18,291,061
Generated by liabilities	(33,152,413)	(14,112,083)	(58,461,017)	20,035,773	8,268,577	(77,421,163)
Other income and expense	(39,546)	460,388	(3,406,326)	8,547,444	-	5,561,960
Income (loss) before taxes and minority interest	38,941,787	(7,072,890)	(3,001,692)	14,338,202	-	43,205,407
Income tax	(15,551,438)	496,149	(7,631,700)	(3,962,736)	-	(26,649,725)
Minority interest	(12,650,743)	3,735,213	(2,408,000)	-	-	(11,323,530)
Net income (loss) for the period	10,739,606	(2,841,528)	(13,041,392)	10,375,466	-	5,232,152

Amortization (1)	17,749,738	15,260,095	50,753,021	2,386,233	-	86,149,087

Unaudited Consolidated information as of March 31, 2010
Total Assets	3,738,649,797	1,006,591,518	5,441,060,859	146,325,643	(541,359,734)	9,791,268,083
Total Liabilities	1,733,668,260	481,573,824	2,697,631,343	352,361,287	(541,359,734)	4,723,874,980

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16. SEGMENT INFORMATION (CONTINUED)

Unaudited Consolidated Statement of Income information at March 31, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	405,364,120	77,530,090	551,924,000	3,333,348	-	1,038,151,558
Intersegment sales	3,025,000	-	-	1,917,269	(4,543,079)	399,190
Total sales	408,389,120	77,530,090	551,924,000	5,250,617	(4,543,079)	1,038,550,748
Cost of sales	(294,829,253)	(60,499,144)	(398,041,514)	(3,021,534)	346,725	(756,044,720)
Gross profit	113,559,867	17,030,946	153,882,486	2,229,083	(4,196,354)	282,506,028
Administrative expenses	(13,066,991)	(8,365,633)	(41,478,000)	(15,771,192)	4,196,354	(74,485,462)
Selling expenses	(2,048,246)	-	(43,353,000)	(320,894)	-	(45,722,140)
Amortization of goodwill	(3,738,859)	200,139	(1,383,989)	(68,658)	-	(4,991,367)
Operating income (loss)	94,705,771	8,865,452	67,667,497	(13,931,661)	-	157,307,059
Financial and holding results
Generated by assets	41,954,524	2,010,449	17,316,000	19,300,973	(10,694,452)	69,887,494
Generated by liabilities	(66,405,999)	8,628,138	(55,949,580)	31,202,383	10,694,452	(71,830,606)
Other income and expense	1,822,403	49,672	(5,384,000)	40,646	-	(3,471,279)
Income before taxes and minority interest	72,076,699	19,553,711	23,649,917	36,612,341	-	151,892,668
Income tax	(30,195,791)	867,281	(23,010,060)	(1,639,216)	-	(53,977,786)
Minority interest	(16,072,717)	(9,155,745	(14,589,000)	-	-	(39,817,462)
Net income (loss) for the period	25,808,191	11,265,247	(13,949,143)	34,973,125	-	58,097,420

Amortization (1)	19,855,567	14,970,890	49,605,783	3,323,774	-	87,756,014

Audited Consolidated information as of December 31, 2009
Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17. DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2010, the Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of March 31, 2010, the Company maintains a consolidated purchasing position of US$ 163,6 million at the average excersise price of Ps. 4.29 per US$. Following the terms of the contracts, the Company and it’s affiliates have constituted guarantees for Ps. 78,1 million which are included under “Current Investments” in the balance sheet.

NOTE 18. LABOR LIABILITIES

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a) seniority bonus to be granted to personnel with certain number of years of service;
b) a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the three-months period and year ended March 31, 2010 and December 31, 2009, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included in “Salaries and social security payable” under current and non-current liabilities.

The breakdown of the variations in obligations from consolidated benefits, recognized in the Statement of Income, as of March 31, 2010 and December 31, 2009 is as follows:

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)

Cost for services	941,313	3,160,083
Cost for interest	3,295,019	9,254,840
Amortization of actuarial losses	282,698	1,361,346
Amortization of transition liability	281,604	1,233,210
Net cost of the period	4,800,633	15,009,478

Variations in the consolidated labor liabilities as of March 31, 2010 and December 31, 2009 are as follows:

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)

Liability at the beginning of the year	38,321,349	26,961,244
Cost of the period	4,800,633	15,009,478
Benefit payments	(1,913,057)	(3,618,981)
Liability at the end of the period	41,208,925	38,351,741

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18. (CONTINUED)

The actuarial assumptions used were as follows:

	2010	2009

Discount rate	21%	17%
Salaries increase	13%	13%
Inflation	14%	11%

As of March 31, ,2010 and December 31, 2009, the company and its subsidiaries carried no receivables related to pension plans.

NOTE 19. SUBSEQUENT EVENTS

Ordinary and Extraordinary Shareholders’ Meeting

On April 23, 2010, the Company’s Ordinary and Extraordinary Shareholders’ Meeting resolved, among other matters, to approve: (i) the financial statements for the year ended December 31, 2009; (ii) dividends in advance for Ps. 18,314,331 (which net of the dividends related to proprietary treasury shares amounts to Ps. 15,771,731) declared by the Company’s Board of Directors; (iii) the Board of Directors’ proceedings as regards the acquisitions of proprietary shares for Ps. 84,630,538 during the year ended December 31, 2009; (iv) the distribution of income for the year ended December 31, 2009, earmarking Ps. 10,736,841 for the legal reserve and Ps. 203,999,980 for retained earnings, and; (v) the capital stock reduction for cancelling upon 211,883,347 registered nonendorsable shares of common stock, with a face value of Ps. 1 and entitled to one vote per share currently, treasury shares.

Acquisition of Edenor´s ordinary shares

From April 1, 2010 and up to the issue of theses financial statements Dilurey has acquired 1,887,932 Class B ordinary shares and 151,173 ADRs of Edenor (equivalents to 3,023,460 shares), acquired in both cases in different market transactions. As a consequence of the abovementioned operations, and considering the mentioned in the above paragraph, Dilurey has increased to 4.39% its participation in Edenor´s common stock.

Repurchase of Corporate Bonds

From April 1, 2010 and up to the issue of theses financial statements, the Company and its subsidiaries have acquired its own corporate bonds or corporate bonds of various subsidiaries, for a total amount that ascends to approximately US$ 0,8 millions, equivalents to US$ 0,8 millions of nominal value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures:

a. Fixed assets, net

b. Investments

c. Intangible assets

d. Other non-current assets

e. Goodwill

f. Allowances and provisions

g. Cost of sales

h. Foreign currency assets and liabilities

i. Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

	Original values

Account	At the beginning of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period

Land	11,168,272	-	-	-	-	11,168,272
Properties	196,317,781	-	-	-	1,172,556	197,490,337
High, medium and low voltage lines	2,018,019,063	-	-	(20,000)	15,477,000	2,033,476,063
Substations	821,009,153	-	-	-	25,469,000	846,478,153
Transformers chamber and platforms	479,885,433	-	-	(3,000)	8,967,000	488,849,433
Meters	450,820,000	-	-	-	21,385,000	472,205,000
High-voltage lines	371,349,773	580,380	-	-	473,439	372,403,592
Electricity equipment of transmission	316,574,351	189,145	-	-	1,535,844	318,299,340
Aerial and semi-heavy equipment	10,855,559	25,751	-	-	212,060	11,093,370
Laboratory and maintenance	3,870,938	81,328	-	-	-	3,952,266
Generation equipment and machinery	583,204,262	755,235	-	(272,936)	349,859	584,036,420
Vehicles	23,446,403	205,848	-	(140,718)	86,097	23,597,630
Furniture and fixtures and software equipment	53,136,172	803,929	-	(37,000)	18,560	53,921,661
Communication equipments	81,447,038	78,278	-	-	143,000	81,668,316
Materials and spare parts	75,123,685	2,594,730	-	(1,727,709)	(1,277)	75,989,429
Tools	14,347,209	296,280	-	(1,469)	-	14,642,020
Work in progress	947,411,267	167,228,140	-	(30,142,868)	(48,431,050)	1,036,065,489
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	436,238,312	3,393,491	-	(116,253,268)	(26,857,088)	296,521,447
Total as of 03.31.10	6,901,758,583	176,232,535	-	(148,598,968)	-	6,929,392,150
Total as of 03.31.09	5,865,316,882	253,014,654	126,689,229	(26,987,575)	-	6,218,033,190

	Depreciation				03.31.10	12.31.09

Account	At the beginning of the year	Disposals	Amount for the period	Accumulated at the end of the period	Net book value (Unaudited)	Net book value (Audited )

Land	-	-	-	-	11,168,272	11,168,272
Properties	(21,273,387)	-	(2,017,812)	(23,291,199)	174,199,138	175,044,394
High, medium and low voltage lines	(209,195,374)	13,000	(22,867,199)	(232,049,573)	1,801,426,490	1,808,823,689
Substations	(65,549,901)	-	(8,146,048)	(73,695,949)	772,782,204	755,459,252
Transformers chamber and platforms	(41,621,697)	-	(5,074,714)	(46,696,411)	442,153,022	438,263,736
Meters	(59,121,664)	-	(7,317,110)	(66,438,774)	405,766,226	391,698,336
High-voltage lines	(47,653,852)	-	(4,467,074)	(52,120,926)	320,282,666	323,695,921
Electricity equipment of transmission	(36,656,057)	-	(3,556,964)	(40,213,021)	278,086,319	279,918,294
Aerial and semi-heavy equipment	(2,433,414)	-	(113,025)	(2,546,439)	8,546,931	8,422,145
Laboratory and maintenance	(1,612,772)	-	(72,553)	(1,685,325)	2,266,941	2,258,166
Generation equipment and machinery	(81,072,688)	-	(6,232,571)	(87,305,259)	496,731,161	502,131,574
Vehicles	(5,964,775)	39,476	(1,437,999)	(7,363,298)	16,234,332	17,481,628
Furniture and fixtures and software equipment	(29,706,091)	37,000	(3,493,057)	(33,162,148)	20,759,513	23,430,081
Communication equipments	(17,071,827)	-	(1,915,681)	(18,987,508)	62,680,808	64,375,211
Materials and spare parts	-	-	-	-	75,989,429	75,123,685
Tools	(6,370,587)	25,149	(521,672)	(6,867,110)	7,774,910	7,976,622
Work in progress	-	-	-	-	1,036,065,489	947,411,267
Work and compulsory work performed	(1,535,021)	-	(103,787)	(1,638,808)	5,895,104	5,998,891
Advances to suppliers	-	-	-	-	296,521,447	436,238,312
Total as of 03.31.10	(626,839,107)	114,625	(67,337,266)	(694,061,748)	6,235,330,402	6,274,919,476
Total as of 03.31.09	(360,644,794)	691	(68,431,237)	(429,075,340)	5,788,957,850

(1) Corresponds to increases of fixed assets for the acquisition of additional interest in Inversora Ingentis and Endisa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Investments

	As of	As of
	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
Short-term Investments
Time deposits and other securities (1)	79,548,726	151,093,231
Government securities (2)	6,553,095	6,545,605
Corporate securities	163,829,573	121,010,652
Mutual funds	189,549,468	100,104,152
Shares in other companies	66,222,841	69,235,994
Trusts (3)	19,183,842	19,707,602
Total short-term investments	524,887,545	467,697,236

Long-term Investments
Shares in other companies	78,013,154	78,013,153
Restricted bank accounts (4)	78,277,309	92,252,872
Other	408,000	408,000
Total long-term investments	156,698,463	170,674,025

(1) Include restricted availability assets for Ps. 67,181,849 and Ps. 100,945,728, as of March 31, 2010 and December 31, 2009, respectively.
(2) Include restricted availability assets for Ps. 7,099,290 as of March 31, 2010.
(3) Include restricted availability assets for Ps. 19,183,842 and Ps. 19,707,602 as of March 31, 2010 and December 31, 2009, respectively.
(4) Include restricted availability assets for Ps. 78,277,309 and Ps. 92,252,872 as of March 31, 2010 and December 31, 2009, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets

	Original values

Main Account	At the begining of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period

Concession contract	335,368,056	-	-	-	-	335,368,056
Organization expenses	6,467,908	-	-	(6,438,279)	-	29,629
Trademarks and patents	5,000	-	-	-	-	5,000
Intangibles identificable in acquisitions	24,524,452	-	-	-	-	24,524,452
Total as of 03.31.10	366,365,416	-	-	(6,438,279)	-	359,927,137
Total as of 03.31.09	363,116,648	-	3,219,139	-	-	366,335,787

	Accumulated depreciation

Main Account	At the begining of the year	Amount for the period	Disposals	At the end of the period	Net book value as of 03.31.10 (Unaudited)	Net book value as of 12.31.09 (Audited)

Concession contract	(61,016,498)	-	(4,685,262)	(65,701,760)	269,666,296	274,351,558
Organization expenses	(10,703)	10,703	-	-	29,629	6,457,205
Trademarks and patents	-	-	-	-	5,000	5,000
Intangibles identificable in acquisitions	(7,773,702)	-	(1,252,961)	(9,026,663)	15,497,789	16,750,750
Total as of 03.31.10	(68,800,903)	10,703	(5,938,223)	(74,728,423)	285,198,714	297,564,513
Total as of 03.31.09	(45,998,252)	-	(5,708,690)	(51,706,942)	314,628,845

(1) Corresponds to increases of intangible assets for the acquisition of additional interest in Inversora Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

d. Other non-current assets

	Original values

Main Account	At the begining of the year	Increases for the period	Increases for acquisition	Disposals	Transfers	At the end of the period

Fourth line proyect	186,898,350	-	-	-	-	186,898,350
Total as of 03.31.10	186,898,350	-	-	-	-	186,898,350
Total as of 03.31.09	186,898,350	8,219,187	-	-	-	195,117,537

	Accumulated depreciation

Main Account	At the begining of the year	Disposals	Amount for the period	At the end of the period	Net book value as of 03.31.10 (Unaudited)	Net book value as of 12.31.09 (Audited)
Fourth line proyect	(73,879,669)	-	(5,683,051)	(79,562,720)	107,335,630	113,018,681
Total as of 03.31.10	(73,879,669)	-	(5,683,051)	(79,562,720)	107,335,630	113,018,681
Total as of 03.31.09	(51,147,463)	-	(5,683,052)	(56,830,515)	138,287,022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e. Goodwill

Main account	Original values	Accumulated amortization	Net book value as of 03.31.10 (Unaudited)	Net book value as of 12.31.09 (Audited)

CIESA (1)	183,380,415	(38,508,313)	144,872,102	148,513,848
CTG (2)	(2,171,469)	691,496	(1,479,973)	(1,539,334)
DESA (3)	444,667,068	(13,393,591)	431,273,477	432,612,836
Edenor (3)	(7,654,000)	122,000	(7,532,000)	(7,557,000)
HIDISA (4)	139,289	(18,848)	120,441	122,535
IEASA (3)	22,784,530	(686,290)	22,098,240	22,166,870
Inversora Ingentis (5)	-	-	-	(23,422,864)
Inversora Diamante (4)	10,859,826	(2,126,402)	8,733,424	8,885,311
Inversora Nihuiles (4)	(745,689)	149,257	(596,432)	(607,094)
Powerco (2)	5,639,499	(1,063,570)	4,575,929	4,657,742
Transelec (6)	(16,657,506)	3,026,482	(13,631,024)	(14,580,505)
Total as of 03.31.10	640,241,963	(51,807,779)	588,434,184
Total as of 03.31.09	616,106,915	(46,854,570)		569,252,345

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.
(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Powerco at acquisition date.
(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.
(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.
(5) As of December 31, 2009, it includes the negative goodwill related to the portion attributable to nonmonetary assets identified upon acquiring an additional interest. As of March 31, 2010, such goodwill was reversed as mentioned Note 2 (e) to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Allowances and provisions

	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the period (Unaudited)
Deducted from current assets
Allowance for doubtful accounts	27,227,660	4,487,585	(1,427,446)	30,287,799
Allowance for other receivables	8,358,147	2,559,394	-	10,917,541
Total allowances deducted from current assets	35,585,807	7,046,979	(1,427,446)	41,205,340

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	404,795
Allowance for other receivables	30,456,335	2,807,534	-	33,263,869
Total allowances deducted from non-current assets	30,861,130	2,807,534	-	33,668,664

Included in current liabilities
Provision for contingencies	62,813,000	1,500,000	(418,000)	63,895,000
Total provision included in current liabilities	62,813,000	1,500,000	(418,000)	63,895,000

Included in non-current liabilities
Provision for contingencies	17,729,148	53,838	(231,041)	17,551,945
Total provision included in non-current liabilities	17,729,148	53,838	(231,041)	17,551,945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Cost of sales

	For the periods ended March 31, (Unaudited)
	2010	2009
Inventory at the beginning of the year	62,356,484	25,810,445
Purchase of fuel and energy	320,538,230	308,847,648
Expenses for generation, transmission and distribution	471,110,630	446,449,303
Holding gain on inventory	468,566	(45,005)
Inventory at the end of the period	(53,361,753)	(25,017,671)
Cost of sales	801,112,157	756,044,720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	03.31.10				12.31.09
	(Unaudited)				(Audited)

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets
Current assets
Cash and banks	US$	42,599,223	3.838	163,495,817	133,744,948
	EUR	45,923	5.193	238,489	238,851
	CHF	50	3.648	182	128
	R$	829,578	2.062	1,710,175	829,297
	US	66,013	0.184	12,120	5,737
Investments	US$	54,251,452	3.838	208,217,073	208,431,257
	EUR	14,215	5.193	73,821	59,910
	R$	1,670	2.062	3,443	3,450
Trade receivables	US$	8,781,977	3.838	33,705,228	24,528,920
	R$	1,664,746	2.062	3,431,873	3,461,200
Other receivables	US$	4,628,143	3.838	17,762,813	51,143,500
	EUR	353,395	5.193	1,835,252	585,268
	R$	936,689	2.062	1,930,984	1,339,291
	US	3,061	0.184	562	-
Total Current assets				432,417,832	424,371,757
Non-current assets
Trade receivables	US$	37,562	3.838	144,164	368,766
Other receivables	US$	78,675	3.838	301,955	295,818
	R$	287,724	2.062	593,143	938,188
Fixed assets	US$	1,835,578	3.838	7,044,947	6,947,011
Investments	US$	20,395,338	3.838	78,277,309	92,252,872
Total Non-current assets				86,361,518	100,802,655
Total Assets				518,779,350	525,174,412

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
US: Uruguayan Pesos
CHF: Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	03.31.10				12.31.09
	(Unaudited)				(Audited)

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.
Liabilities
Current liabilities
Accounts payable	US$	13,628,899	3.878	52,852,869	86,905,238
	EUR	1,511,292	5.248	7,930,807	5,593,852
	CHF	621,816	3.691	2,295,000	400,000
	R$	703,970	2.137	1,504,666	1,375,490
Financial debt	US$	12,415,114	3.878	48,145,813	51,685,782
	R$	483,442	2.137	1,033,308	63,572
Salaries and social security payable	R$	615,717	2.137	1,316,033	1,235,963
	US	419,597	0.216	90,675	99,424
Taxes payable	R$	209,417	2.137	447,608	513,123
Other liabilities	US$	2,082,675	3.878	8,076,612	7,636,847
	EUR	-	0.000	-	49,000
	R$	606,427	2.137	1,296,177	787,746
	US	3,776	0.216	816	1,802
Total Current liabilities				124,990,384	156,347,839
Non-current liabilities
Accounts payable	US$	-	-	-	356,129
Financial debt	US$	425,362,460	3.878	1,649,555,618	1,684,239,787
	R$	307,003	2.137	656,188	-
Taxes payable	R$	58,505	2.137	125,049	656,899
Other liabilities	US$	93,554	3.878	362,802	-
Provisions	US$	-	-	-	238,313
Total Non-current liabilities				1,650,699,657	1,685,491,128
Total Liabilities				1,775,690,041	1,841,838,967

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
US: Uruguayan Pesos
CHF : Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation/ Transmission/ Distribution	Selling	Administration	For the periods ended March 31, (Unaudited)
				2010	2009
Salaries and social security	103,646,728	14,792,719	33,123,400	151,562,847	119,707,867
Fees and compensation for services	32,016,592	14,726,174	16,194,415	62,937,181	56,046,361
Directors and Sindycs' fees	-	-	4,659,690	4,659,690	3,755,493
Reserve for Directors' options	-	-	2,236,338	2,236,338	2,941,668
Depreciation of fixed assets	62,615,946	1,094,866	3,626,454	67,337,266	68,431,237
Amortization of intangible assets	5,938,223	-	-	5,938,223	5,708,690
Amortization of other assets	5,683,051	-	-	5,683,051	5,683,052
Transport of energy	2,807,635	-	-	2,807,635	7,202,435
Gas consumption	95,601,756	-	-	95,601,756	123,036,947
Purchase of energy	111,731,358	-	58,716	111,790,074	74,202,424
Royalties and fees	8,388,190	-	-	8,388,190	8,910,187
Doubtful accounts	-	7,044,585	-	7,044,585	11,011,000
Maintenance	3,812,919	-	139,956	3,952,875	6,314,394
Transport and per diem	2,137,802	12,592	753,038	2,903,432	1,868,553
Rental and insurance	6,383,048	187,819	6,256,767	12,827,634	9,626,089
Surveillance and security	2,923,624	62,000	702,350	3,687,974	1,828,528
Fuel consumption	880,920	-	55,437	936,357	526,056
Material and spare parts consumption	15,371,577	814,000	817,929	17,003,506	27,024,482
Taxes, rates and contributions	1,945,570	6,388,377	10,529,401	18,863,348	16,847,294
Communication	2,254,759	2,774,153	696,075	5,724,987	3,642,733
Advertising and promotion	-	94,406	4,441,157	4,535,563	3,914,723
Office expenses	123,653	1,274	368,098	493,025	484,345
Other	6,847,279	2,676,413	2,031,249	11,554,941	7,942,347
Total as of 03.31.10	471,110,630	50,669,378	86,690,470	608,470,478
Total as of 03.31.09	446,449,303	45,722,140	74,485,462		566,656,905

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557, piso 7° C1106ABG – Ciudad de Buenos Aires Tel. (54-11) 4850-0000 Fax (54-11) 4850-1800 www.pwc.com/ar

LIMITED REVIEW REPORT

To the board of directors and shareholders of

Pampa Energía S.A.

Legal domicile: Ortiz de Ocampo 3302, Edificio 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

1.     We have reviewed the accompanying consolidated balance sheet of Pampa Energía S.A. and its subsidiaries (“the Company”) at March 31, 2010, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended March 31, 2010 and 2009. These interim financial statements are the responsibility of the Company’s management.

2.     Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for reviews of financial statements of interim periods, which consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.     Based on our review and on our audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2009 over which we issued and unqualified opinion dated March 5, 2010, we report that:

a)     the consolidated financial statements of the Company at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009, described in paragraph 1, prepared in conformity with prevailing accounting standards in force in the Autonomous City of Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)     the comparative information as of December 31, 2009 included in the consolidated balance sheet derives from the Company’s audited consolidated financial statements at December 31, 2009.

4.      In compliance with current regulations, we report that:

a)     the consolidated financial statements of the Company have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the Argentine National Securities Commission;

b)     the consolidated financial statements of the Company derive from accounting records carried in all formal respects in accordance with legal requirements;

c)     we have read the summary of activities as of March 31, 2010, except for the chapter entitled “Progress in accomplishing the IFRS implementation plan”, on which, as regards those matters that are within our competence, we have no observations to make;

d)     at March 31, 2010, there is no debt of Pampa Energía S.A. in favor of the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records.

Autonomous City of Buenos Aires, May 10, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.